SUB-ADVISORY AGREEMENT

FIRST AMENDMENT

THIS FIRST AMENDMENT (this “Amendment”), effective as of December 6, 2018, by and between Insight North America LLC, a New York limited liability company (successor to Cutwater Investor Services Corp., the “Sub-Adviser") and Advisors Asset Management, Inc., a Delaware corporation (the “Advisor”) shall amend that certain Sub-Advisory Agreement entered into by the parties on January 2, 2015 (together with all prior amendments thereto, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, the parties hereto wish to amend certain provisions of the Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereto hereby agree to amend the Agreement, pursuant to the terms thereof, as follows:

1.	The following provision is added to Section 2 of the Agreement:

“The Advisor hereby represents, warrants and agrees that:

(i)          the Advisor, with respect to the Fund, is excluded from the definition of commodity pool operator (“CPO”) pursuant to Commodity Futures Trading Commission (“CFTC”) Regulation 4.5 and the Advisor, on behalf of the Fund, has filed or caused to be filed the notice required by CFTC Regulation 4.5(c) and shall reaffirm or shall cause to be reaffirmed such notice annually as required;

(ii)          the Advisor is either registered as a commodity trading advisor (“CTA”) or is exempt from registration as a CTA under an applicable exemption with respect to the Fund and, if applicable, has filed any notice required under any such exemption and shall reaffirm such notice annually as required;

(iii)         the Fund is an “eligible contract participant” within the meaning of Section 1a(18) of the Commodity Exchange Act, as amended (“CEA”); and

(iv)         the Advisor agrees to notify the Sub-Advisor promptly in writing if any of the above representations and warranties herein ceases to be accurate in any respect with respect to the Fund.”

2.	The following provision is added as new Section 8(h) to the Agreement:

“8(h)      (i) Although registered as a commodity trading advisor, the Sub-Advisor is exempt from registration as a CTA under CFTC Regulation 4.14(a)(8) with respect to the Fund, has filed notice required under CFTC Regulation 4.14(a)(8) and shall reaffirm such notice annually as required; and (ii) the Sub-Advisor agrees to notify the Advisor promptly in writing if the above representation and warranty ceases to be accurate in any respect with respect to the Fund.”

Other than as provided herein, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers, with effect as of the day first written above.

Insight North America LLC

/s/ John Ariola
Name: John Ariola
Title: Head of Financial Analysis

Advisors Asset Management, Inc.

/s/ Peter G. Knipe
Name: Peter G. Knipe
Title: VP